Filed by: Praxair, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies:

Praxair, Inc.

(Commission File No.: 001-11037)

Linde AG

April 28, 2017

27-Apr-2017

Praxair, Inc. (PX)

Q1 2017 Earnings Call

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Praxair, Inc. (PX) Q1 2017 Earnings Call	27-Apr-2017

CORPORATE PARTICIPANTS

Juan Pelaez Director, Investor Relations, Praxair, Inc. Matthew J. White Senior Vice President & Chief Financial Officer, Praxair, Inc.
OTHER PARTICIPANTS

Christopher S. Parkinson	Steve Byrne
Analyst, Credit Suisse Securities (USA) LLC	Analyst, Bank of America Merrill Lynch

Michael J. Sison	John Roberts
Analyst, KeyBanc Capital Markets, Inc.	Analyst, UBS Securities LLC

Jeffrey J. Zekauskas	Robert Andrew Koort
Analyst, JPMorgan Securities LLC	Analyst, Goldman Sachs & Co.

Vincent Stephen Andrews	Michael J. Harrison
Analyst, Morgan Stanley & Co. LLC	Analyst, Seaport Global Securities LLC

Laurence Alexander	James Sheehan
Analyst, Jefferies LLC	Analyst, SunTrust Robinson Humphrey, Inc.

P.J. Juvekar	Emily Wagner
Analyst, Citigroup Global Markets, Inc.	Analyst, Susquehanna Financial Group LLLP

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Praxair, Inc. (PX) Q1 2017 Earnings Call	27-Apr-2017

MANAGEMENT DISCUSSION SECTION

Operator: Good day, ladies and gentlemen, and welcome to the Praxair First Quarter 2017 Earnings Conference Call. At this time all participants are in a listen-only mode. Later we will conduct a question-and-answer session, and instructions will follow at that time. [Operator Instructions] As a reminder, this conference is being recorded.

I would now like to introduce your host for today’s conference, Mr. Juan Pelaez, Director of Investor Relations. You may begin.

Juan Pelaez

Director, Investor Relations, Praxair, Inc.

Thanks, Vicki. Good morning, and thank you for attending our first quarter earnings call and webcast. I am joined this morning by Matt White, Senior Vice President and Chief Financial Officer, and Kelcey Hoyt, Vice President and Controller.

Today’s presentation materials are available on our website at praxair.com in the Investors section. Please read the forward-looking statement disclosure on page 2 of the slides and note that it applies to all statements made during this teleconference.

In addition please note that year-over-year and sequential comparisons exclude first quarter transaction costs related to the proposed merger and previously disclosed adjustments in 2016. The reconciliation to the U.S. GAAP reported numbers are in the appendix of this presentation and the press release.

Matt and I will now review Praxair’s first quarter results, including the current business environment and updated earnings guidance. We’ll then be available to answer questions.

I’d like now to turn the call over to Matt.

Matthew J. White

Senior Vice President & Chief Financial Officer, Praxair, Inc.

Thanks, Juan, and good morning, everyone. Overall, we had a solid quarter and delivered on key initiatives from our core strategy. We have finally lapped many significant headwinds in foreign currency, upstream energy a and other industrial markets, which enabled us to grow volumes 4% from broad-based support in almost every end market.

In fact the actual results came in above our guidance range due to better foreign currencies and stronger than anticipated volumes in North America and Asia. In addition we continue to see attractive project opportunities in the U.S. Gulf Coast, as we announced the new contract with Celanese and expect additional wins in the coming months.

Turning to slide 4. I’ll now briefly walk around the world to provide some color on the trends that we’re seeing in our key end markets.

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Praxair, Inc. (PX) Q1 2017 Earnings Call	27-Apr-2017

North America, which is the largest segment, saw high single digit to double digit growth rates across refining, chemicals, and metals customers. First quarter of last year was a difficult environment, but we’ve had nice recovery from our highly competitive customers, who tend to run some of the lowest-cost plants in their respective markets. Both the onsite and merchant business units have continued to grow each of the last several quarters, as the commodity and industrial declines have subsided.

In addition the project activity in the U.S. Gulf Coast continues to be highly active. As the petrochemical industry builds out, there are more industrial gas opportunities throughout the supply chain. And our strong track record of high reliability and competitive cost from a dense supply network has enabled us to secure several new customer contracts and letters of intent.

Our packaged gas business, which tends to lag in economic cycles, has stabilized this quarter with March as one the strongest months we’ve seen in almost a year.

Hardgoods volumes are still down a few percentage points year over year. But gas volumes have stabilized and were slightly positive in the month of March. This trend mirrors the U.S. industrial production figures, which steadily improved throughout the quarter. Time will tell on future packaged trends, but we have lapped some of the more difficult prior year comps.

The South American segment, at 14% of sales, continues to be the most challenging region in the world. Approximately 20% of this region relates to the smaller Hispanic countries, which are either stable or performing better, such as Argentina and Peru. However, Brazil makes up the majority of this segment, and the industrial end markets are still very weak.

Over the last several quarters, a combination of increases, large project startups, and continued strength from resilient and consumer end market growth has helped mitigate the significant decline and negative mix of lower volumes to every industrial and commodity related end market.

While we are starting to lap some of the positive contributors, the underlying conditions have worsened, as evidenced by the most recent negative industrial production number. Therefore, we anticipate continued weakness in Brazil for the remainder of the year, and are taking appropriate actions in line with that environment.

The European segment has been steadily improving over the last few years. Organic volumes grew mid-single digit this quarter across all end markets, except for upstream energy, with particular strength in chemicals, from our recent investment in the Port of Antwerp, as well as health care, food, and beverage. We are seeing positive growth across all supply modes of on-site, merchant, and packaged.

Our recent acquisition of the CO2 business has been integrating well and contributing mid to high single digit sales growth rates from prior year. Even though we will lap the acquisition impact by the middle of this year, I anticipate Europe will continue to grow organic volumes.

Turning to Asia. Volumes grew almost 10% from prior year, due to higher base volumes in on-site and merchant, and the impact of project startups in Korea and China. The three biggest end markets driving the growth were metals, electronics, and chemicals.

Even though steel capacity is being rationalized throughout China, we are very well positioned with the most competitive Tier 1 producers. Electronics and chemicals continue to be areas of investment, driving both current volumes as well as future project opportunities. While pricing trends are still flat to negative, especially related to helium and certain rare gases, our prior cost actions have significantly helped improve operating margins.

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Praxair, Inc. (PX) Q1 2017 Earnings Call	27-Apr-2017

Wrapping up with PST. Trends have been fairly consistent, with double digit growth in aerospace coating volumes being mostly offset by weakness in the industrial and energy markets, specifically for industrial gas turbine coatings.

Our GE partnership is progressing well, as demand for aircraft engines remains quite high, supporting our current investments for future capacity.

Based on these global trends, we are starting to see some signs of volume recovery, which is evident in our top line sales trends. But more importantly, the positive impact is also evident on cash flow trends, which you can find on slide 5.

First quarter operating cash flow of $710 million was 28% above last year, and 26% of sales. In fact, this was our highest first quarter operating cash flow ever. In line with the strategy, employees around the world are managing all aspects of operating cash flow. And the positive results have been clear.

Furthermore, efforts to control capital spending have enabled $383 million of free cash flow this quarter, which is 67% higher than prior year. The free cash flow was used to fund dividends and pay down approximately $170 million of debt.

Due to the proposed merger with Linde, we have ceased all stock repurchases. We will continue to reevaluate this position in light of the events and information made available throughout the process.

Before I hand it off to Juan, I’d like to provide a brief update on the proposed merger. I’m sure some of you have read various publications and news articles providing specific details of the merger, but many of those are simply speculation. Any company-provided sources of information will be filed appropriately with the regulators. At this stage, we have the non-binding term sheet executed on December 20, which lays out the terms of a potential agreement.

Furthermore, each company has provided some limited publicly disclosed updates. We are still actively working toward a definitive agreement. And we’ll have a clear and concise joint communication plan when that is executed. All relevant details, including Q&A opportunities, will be available at that time.

However, both parties still must finalize negotiations and prepare fairly laborious filing requirements. These efforts take time, but we have made good progress, and we’ll provide the necessary details as soon as practicable. Until then, I appreciate your patience and understanding that we are not in a position at this time to field questions on the proposed merger.

I’d now like to hand it off to Juan to review the first quarter results.

Juan Pelaez

Director, Investor Relations, Praxair, Inc.

Thanks, Matt. Now please turn to slide 6 for our consolidated results. Overall sales were $2.7 billion, 9% higher than last year, and 3% higher sequentially. The year-over-year sales growth was mostly driven from 4% volume growth in North America, Europe, and Asia, including new projects, partially offset by South America, primarily due to weaker economic activity in Brazil.

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Praxair, Inc. (PX) Q1 2017 Earnings Call	27-Apr-2017

Price contributed 1% growth and was achieved largely in North America. Acquisitions, mainly in Europe, also contributed 1% growth to sales. Positive currency impact increased sales by another 1%. And higher cost pass-through, primarily driven by higher natural gas prices passed through to hydrogen customers, increased sales by 2%.

We continue to see solid growth out of the more resilient end markets globally, along with higher volumes in metals, downstream energy, chemicals, and electronics.

Sequentially, volumes were up 2% versus the fourth quarter, driven by North America manufacturing and downstream energy and Europe healthcare manufacturing.

By operating segment, North America sales increased 8% year over year and 4% sequentially. Excluding cost pass through, sales were up 5% above the prior year quarter, primarily due to 3% higher volumes to metals, downstream energy, and chemicals end markets, and 1% higher pricing. Additionally, acquisitions, primarily packaged gas distributors in the United States, contributed to 1% growth.

Sequentially, organic growth in manufacturing and metals customers was partially offset by lower volumes in upstream energy, mainly in Canada, which lagged the declines previously experienced in the U.S. and Mexico.

In Europe, sales grew 11% year over year and up 1% sequentially. Year-over-year growth was primarily driven by volumes growing 6% and the acquisition of a carbon dioxide business, largely serving the food and beverage market. Volume growth was mainly driven by sales to chemicals, food and beverage, manufacturing, and metals and continued project contribution in Antwerp. Sequentially, volume increased 2% from manufacturing and metals end markets.

South America sales grew 19% year over year, mainly driven by 18% currency tailwind. Price attainment was 1% due to mix and from lower inflation, which has fallen for the seventh consecutive month to the lowest rate since August 2010.

Year-over-year volumes were flat as growth from new project contributions, food and beverage and health care was offset by negative volumes in the manufacturing end market in Brazil. Sequentially, excluding positive currency of 4%, [audio gap] (12:02) grew 1% from underlying volumes as fourth quarter base volumes were weaker due to extended holiday shutdowns.

Sales in Asia were up 5% year over year. Excluding a prior year net divestiture, currency, and cost pass-through, sales grew 8%, driven by higher volumes in [ph] China (12:22), India, and Korea. This [audio gap] (12:25) growth was primarily electronics, metals, and chemicals end markets, including project startups, mainly in Korea and China. Price was down 1%, mostly related to helium and certain rare gases.

Sequentially, volumes declined 1% due to the seasonal impact of the Lunar New Year.

Surface Technologies sales were up 1% year over year and sequentially, driven by growth in aerospace coating volumes.

Operating profit of $588 million was up 6% from the prior year, driven by higher volumes and price. Operating margin was 21.6%. And EBITDA margin was 32.5%. Cost pass-through doesn’t materially impact operating profit dollars but did dilute margins by 40 basis points.

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Praxair, Inc. (PX) Q1 2017 Earnings Call	27-Apr-2017

Earnings per share of $1.37 was up 7% versus prior year quarter. Our project backlog, which we define as projects with CapEx greater than $5 million and associated with a fully executed customer supply contract, is currently $1.5 billion, comprised of 16 projects, mainly in the U.S. Gulf Coast.

This backlog includes a recently announced win in the U.S. Gulf Coast, where we will supply carbon monoxide, nitrogen, and oxygen to Celanese, starting up in 2020. Our carbon monoxide plant will also produce hydrogen, which we’ll use to supply our growing pipeline network in the region.

We expect existing backlog projects to start up and contribute to growth from 2017 through 2020, as shown on slide 14. Today, North America reflects about 80% of that backlog.

Now I’ll turn the call back to Matt to discuss our earnings guidance on slide 7.

Matthew J. White

Senior Vice President & Chief Financial Officer, Praxair, Inc.

Second quarter guidance, excluding potential merger costs, estimates EPS in the range of $1.38 to $1.43. This does not assume any material currency impact and thus represents approximately 1% year-over-year growth at the midpoint. During the second quarter we will lap many of the acquisitions and projects from 2016, yet we don’t get the benefit of 2017 projects until the second half of this year.

The combination of this effect, coupled with a weaker Brazil, has led us to guide to this range. In addition this guidance assumes that the elevated volumes in Asia and North America from the first quarter do not continue into the second quarter. So that could represent some upside if those trends carry over.

For full year the EPS range is $5.55 to $5.80. We raised the bottom $0.10 and thus the midpoint, $0.05, from prior range in light of the stronger first quarter and better currency. But tempered that with the unfavorable trends in Brazil. Our initial outlook didn’t assume much improvement in Brazil, but current conditions are still weaker than expected, which now have been updated.

The range also includes approximately 1% of FX headwind, since the second half comps get more difficult due to the 2016 stronger rates. The end result is a mid-single digit EPS growth rate, which is consistent with our prior outlook.

While first quarter volume trends were mostly better than anticipated, we need to be prudently cautious looking ahead. The political landscape is still uncertain with the impact of key European elections and specific U.S. legislation. We’ll need to see more industrial activity on the ground before considering the positive volume trends as sustainable.

But regardless of the political and economic climate, the global Praxair team will continue to drive for the consistent performance and high quality results that our shareholders have become accustomed to.

As I mentioned earlier, before we open up the line, I just want to remind everyone that we don’t have any further comments to make on the proposed merger. So I appreciate your efforts to refrain from asking any questions on this topic.

I’d now like to turn the call over to Q&A.

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Praxair, Inc. (PX) Q1 2017 Earnings Call	27-Apr-2017

QUESTION AND ANSWER SECTION

Operator: [Operator Instructions] And our first question comes from the line of Chris Parkinson with Credit Suisse. Your line is now open.

Christopher S. Parkinson	Q
Analyst, Credit Suisse Securities (USA) LLC

Thank you. Within Brazil you highlighted the continued weakness in industrial end markets, but some strength in F&B and health care as we’ve seen over the last years. So can you just comment on what you’re seeing on a sequential basis in the more heavy industries? And what you’re hearing from customers? And then also do you expect any moderation in the F&B and health care in the back half? Thank you.

Matthew J. White	A
Senior Vice President & Chief Financial Officer, Praxair, Inc.

Sure, Chris. So sequentially, a little bit better, but that tends to be seasonal. What you tend to see in the fourth quarter are a lot of holiday related extended shutdowns, which we did see. So when we went sequential, there was a little bit of seasonality improvement. But I’d say nothing beyond that.

And I think the challenges we’re finding in Brazil is that the underlying conditions just are not getting better. In fact, if you looked at the February industrial production number, it was almost negative 1% year over year. So still slightly eroding.

And as you may recall, we had several startups in South America through the back end 2015 into 2016. And we’re going to start lapping those. We had some pretty strong pricing actions that were more than offsetting a lot of the unfavorable mix. And we’ve been seeing negative mix in Brazil with significant lower volumes in some of our better products like Argon and some of the more manufacturing related type products.

So what’s happening now is as inflation continues to drop, the pricing is just not enough to offset this negative mix. We’re lapping the projects. And the underlying conditions simply aren’t improving. So we’re seeing pretty much kind of a flat environment, despite obviously, the currency tailwind that we’re now getting.

So that’s the situation in Brazil. Obviously, there’s still a lot of issues going on in the political environment. People are still being convicted, going to jail. And I think that’s still putting a lot of uncertainty there. So we’re just going to have to work through this. And frankly, we never did anticipate much from Brazil when we started this year. But unfortunately, that looked to be even too optimistic. So we’ll have to work through it.

But we are taking actions to mitigate. We’ve taken a few already. And we’ll probably take some more. And then the Hispanic countries are continuing to run well. So at least, while 20% of the region, they should hopefully offset a little bit of the Brazil weaker performance.

Christopher S. Parkinson	Q
Analyst, Credit Suisse Securities (USA) LLC

Okay. And turning to something a little more positive. Can you just give us comment on the trends you’re seeing in Europe? Especially around your comments around any potential effect from the election season? And then also offer an update on the CO2 acquisition, how we should think about contributions in the back half? Thank you.

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Praxair, Inc. (PX) Q1 2017 Earnings Call	27-Apr-2017

Matthew J. White	A
Senior Vice President & Chief Financial Officer, Praxair, Inc.

Sure. So starting with just Europe based volumes. And as you probably know, we are not [audio gap] (19:42) in France of any significance. We exited our industrial gas presence in France.

But what we’re seeing is both Spain and Germany continue to be quite strong. We’re seeing very good volumes coming out of those two countries. And Italy seems to be improving with each successive quarter. So the combination of those three have been quite strong.

Our Port of Antwerp assets are running very hard. We actually have another one coming on stream here soon. That’s also been and continues to be a very good area for our volumes.

Clearly, the CO2 acquisition is adding from an acquisition basis. This is the lower point in the season, being the kind of cooler months. So that will ramp up seasonally in the summer months, as it does, and you get more volumes. And by default you get a little bit better variable margin for the region.

The weaker parts continue to be upstream energy. Anything in the North Sea, really not much activity. All the offshore platforms we’ve supplied are still at quite low levels. And the Nordics are not improving, not declining, but fairly flat. Again given that oil-based economy, we’re just not seeing a lot of activity.

So somewhat consistent with what we’ve seen. But Southern Europe and parts of Antwerp and Germany continue to grow quite well.

Christopher S. Parkinson	Q
Analyst, Credit Suisse Securities (USA) LLC

Thank you very much.

Operator: And our next question comes from the line of Michael Sison with KeyBanc Capital Markets. Your line is now open.

Michael J. Sison	Q
Analyst, KeyBanc Capital Markets, Inc.

Hey, guys. Nice start to the year there.

Matthew J. White	A
Senior Vice President & Chief Financial Officer, Praxair, Inc.

Thanks, Mike.

Michael J. Sison	Q
Analyst, KeyBanc Capital Markets, Inc.

Matt, in terms of North America, can you give us a feel for the volume growth by method? Meaning just maybe liquid and PDI and onsite?

Matthew J. White	A
Senior Vice President & Chief Financial Officer, Praxair, Inc.

Sure. So – and I’m assuming you mean year over year on that, Mike, right?

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Praxair, Inc. (PX) Q1 2017 Earnings Call	27-Apr-2017

Michael J. Sison	Q
Analyst, KeyBanc Capital Markets, Inc.

Year over year, right.

Matthew J. White	A
Senior Vice President & Chief Financial Officer, Praxair, Inc.

So refining, downstream energy, very strong. You may recall that fourth quarter, we had some turnarounds that we anticipated. And they all came out of turnaround. And we had a very strong downstream refining, which helped pretty significantly. Chemicals as well has been running quite well for us in North America, and these are all on the onsite.

The upstream oil, we’ve pretty much lapped everywhere, with the exception of Canada. You may recall we talked about Canada had held on stronger for quite some time. And now we’re seeing, as expected, the declines there. So while we’ve lapped the U.S. and Mexico for the most part, probably a quarter or two left on Canada.

For merchant, continues to improve. It’s improved several quarters in a row. Clearly a good portion of that is the food, the beverage, health care. We’ve seen improvements in manufacturing on the merchant. It’s been slower on the packaged side to get the manufacturing climbing back. But the merchant has started to see pickups there. So I’d say on merchant, it’s been pretty broad-based as well.

Packaged, as I mentioned in the prepared remarks, we each month got a little bit better. And March was the best month we’ve had in quite some time. Gas is now slightly positive. Hardgoods, kind of low single digit down, almost mid-single digit down. And that’s a pretty standard kind of recovery pattern we’ve seen in the past.

So we’ll have to see if these trends continue on the packaged. But we’ve been getting sequentially better each month and each quarter here. And hopefully that will bode well for some of the manufacturing environment.

Michael J. Sison	Q
Analyst, KeyBanc Capital Markets, Inc.

Great. And as a quick follow-up, I understand your maybe cautiousness in terms of the sustainability of the volume growth at these levels. But in the event it does stay at these levels and maybe overall industrial demand continues to improve, would you be more toward your high end of your outlook, if volumes are here?

Matthew J. White	A
Senior Vice President & Chief Financial Officer, Praxair, Inc.

Yes. We would be definitely more towards the high end if we maintained these run rates.

Michael J. Sison	Q
Analyst, KeyBanc Capital Markets, Inc.

Great. Thank you.

Matthew J. White	A
Senior Vice President & Chief Financial Officer, Praxair, Inc.

Okay.

Operator: And our next question comes from the line of Jeff Zekauskas with JPMorgan. Your line is now open.

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Praxair, Inc. (PX) Q1 2017 Earnings Call	27-Apr-2017

Jeffrey J. Zekauskas	Q
Analyst, JPMorgan Securities LLC

Thanks very much. Matt, you had nice volume growth in the United States and Europe, but very little positive operating leverage. That is, the incremental margins in both jurisdictions were lower. And even if you correct for the higher natural gas pass-through, still the margins are pretty low.

And if you look at your cost of goods sold year over year, it’s up almost 13%, on 8% to 9% sales growth. Like there seems to be some cost issue that you’re – or newer cost issue that you’re facing. And of course pricing is very difficult to come by. So can you talk about why there wasn’t more margin expansion in the U.S. and Europe?

And some of the general cost price issues that you face?

Matthew J. White	A
Senior Vice President & Chief Financial Officer, Praxair, Inc.

Sure. And I’ll stick to year over year, Jeff.

Jeffrey J. Zekauskas	Q
Analyst, JPMorgan Securities LLC

Sure. Thank you.

Matthew J. White	A
Senior Vice President & Chief Financial Officer, Praxair, Inc.

So I think, to try and isolate it on a cost of goods sold, it gets a little bit complicated, because that includes the pass-through, right?

Jeffrey J. Zekauskas	Q
Analyst, JPMorgan Securities LLC

Sure.

Matthew J. White	A
Senior Vice President & Chief Financial Officer, Praxair, Inc.

So I think it’s probably better to just take it straight on the margin. And to your point...

Jeffrey J. Zekauskas	Q
Analyst, JPMorgan Securities LLC

Yeah.

Matthew J. White	A
Senior Vice President & Chief Financial Officer, Praxair, Inc.

Last year, we were 25.8% in North America; this year, 24.5%. So a decline there, about 130 basis points. A little more – almost 100 basis points of that is pass-through.

As you know, North America has the most significant hydrogen-based assets. And natural gas has come up about $1 year over year. So the majority of that decline actually is the pass-through of both natural gas, and then there’s a little bit of power as well.

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Praxair, Inc. (PX) Q1 2017 Earnings Call	27-Apr-2017

So you really need to explain maybe 30 basis points, 40 basis points of softness, and that’s pretty much the packaged business. As you know, the packaged business still hasn’t recovered to levels of last year. Like I said, hardgoods is still down. Gas was positive for the month of March, but that, not really a positive for the quarter. So we’re a little bit still softer there.

And then there’s a little bit of helium price. Helium is more of a factor in Asia, frankly, but helium pricing is lower. That’s not a secret, as you know, across the world. And some of that helium pricing has weighed a little bit on North America.

So those three factors are driving actually more than the decline of what’s going on. And it’s just something we’ve got to work on, to try and get back to the levels that we’ve seen. I think you had a question on – what was it? Europe as well?

Jeffrey J. Zekauskas	Q
Analyst, JPMorgan Securities LLC

On Europe. Yeah.

Matthew J. White	A
Senior Vice President & Chief Financial Officer, Praxair, Inc.

So Europe, there’s a little bit of pass-through. But that’s not that significant. I’d say there’s two primary drivers in Europe. The first one, there’s a little bit of FX mix issue going on there. As the ruble strengthens, we actually have, if you may recall, our contracts denominated in euros in Russia. That was to protect ourselves from a very volatile currency. So that will create a little bit of mix effect on the currency.

But the bigger impact is really the acquisitions. So the acquisitions are a bit dilutive. Two reasons. One, we’re ramping up the synergies. But number two, since it’s mostly food and beverage, it’s a very seasonal business. So what tends to happen is, during the down season, the margins will drop, simply because you don’t have the same volumes. During the high season, which tend to be the warmer months in the summer, the margins go higher, because you’re selling significant amounts of CO2.

So this effect will actually have almost a seasonal margin effect, to a little bit larger degree, in Europe than we had in the past.

Jeffrey J. Zekauskas	Q
Analyst, JPMorgan Securities LLC

Okay. And then you had $105 million deferred tax benefit in your cash flow statement. Do you keep that through the year or does that go away?

Matthew J. White	A
Senior Vice President & Chief Financial Officer, Praxair, Inc.

Well, actually, I think that’s other and – if you’re talking about deferred income taxes and other?

Jeffrey J. Zekauskas	Q
Analyst, JPMorgan Securities LLC

Yeah.

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Praxair, Inc. (PX) Q1 2017 Earnings Call	27-Apr-2017

Matthew J. White	A
Senior Vice President & Chief Financial Officer, Praxair, Inc.

If you’re looking at the cash statement, the one – yeah.

Jeffrey J. Zekauskas	Q
Analyst, JPMorgan Securities LLC

Yeah.

Matthew J. White	A
Senior Vice President & Chief Financial Officer, Praxair, Inc.

So it actually – what that includes, and you’ll find that in the Q. So we had a $65 million dividend from one of our non-consolidated joint ventures this quarter. And it represented almost two years’ worth, because the JV was unable to pay dividends until this period, due to some debt that was paid down on third party. So going forward, we’d expect probably half of that each year going forward. But that was one of the drivers and you’d find that in the Q.

Jeffrey J. Zekauskas	Q
Analyst, JPMorgan Securities LLC

Okay. Thank you so much.

Matthew J. White	A
Senior Vice President & Chief Financial Officer, Praxair, Inc.

You’re welcome.

Operator: And our next question comes from the line of Vincent Andrews with Morgan Stanley. Your line is now open.

Vincent Stephen Andrews	Q
Analyst, Morgan Stanley & Co. LLC

Thanks. And good morning.

Matthew J. White	A
Senior Vice President & Chief Financial Officer, Praxair, Inc.

Morning.

Vincent Stephen Andrews	Q
Analyst, Morgan Stanley & Co. LLC

Matt, just wondering, you referenced sort of the better than expected volume and don’t want to get too far ahead of yourself sustainability. I’m just thinking through looking at the balance of the chemicals industry and then parts of industrials that have already reported this year. Some companies also far downstream from you have reported better than expected volume. And they seem to indicate that some of that was a function of their customers who are really far downstream, loading up ahead of price increases, given that we’re back in a pre-inflationary environment.

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Praxair, Inc. (PX) Q1 2017 Earnings Call	27-Apr-2017

So I recognize I just took you really far away from your plans. But are you at all concerned that some of the strong volume growth in the quarter was just sort of that impact of downstream, product loading, and the inflationary environment? And then you might have to reverse it a bit later in the year?

Matthew J. White	A
Senior Vice President & Chief Financial Officer, Praxair, Inc.

Well, I guess I would look at it this way. I mean as I mentioned, we’re not assuming it continues. So we’ll start with that.

But secondly, when you look at the end market slide that we have in the backup, it’s pretty broad based, right? I mean the only market that did not grow for us is manufacturing. And it was really driven by the U.S. packaged and our Brazilian operations. But pretty much every end market that we serve has been growing mid to high single digit across the world.

And when I look at my supply modes, both onsite and merchant are growing quite well pretty much everywhere in the world, except Brazil. And packaged, aside from the U.S., is doing fairly well across various geographies.

So it’s more broad-based than it feels like some kind of just loading of certain industries or certain end markets. Clearly, we’ll have to see. We don’t know, hence, why we’re trying to be somewhat cautious into our outlook. But we’ll just have to see what comes in the next few quarters.

Vincent Stephen Andrews	Q
Analyst, Morgan Stanley & Co. LLC

Okay. Thanks very much.

Matthew J. White	A
Senior Vice President & Chief Financial Officer, Praxair, Inc.

Sure.

Operator: And our next question comes from the line of Laurence Alexander with Jefferies. Your line is now open.

Laurence Alexander	Q
Analyst, Jefferies LLC

Good morning.

Matthew J. White	A
Senior Vice President & Chief Financial Officer, Praxair, Inc.

Morning, Laurence.

Laurence Alexander	Q
Analyst, Jefferies LLC

I guess two quick ones. First, can you give a little bit more detail on what you’re seeing in the electronics industry?

Secondly, can you give a little bit of an update on how you’re thinking about packaged gas consolidation in North America? And the chance of picking off some of the super regionals once demand trends improve?

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Praxair, Inc. (PX) Q1 2017 Earnings Call	27-Apr-2017

And then I guess if you can also maybe just touch on whether you see packaged and merchant pricing shifting to positive year-over-year comps in the back half of the year in each of the regions?

Matthew J. White	A
Senior Vice President & Chief Financial Officer, Praxair, Inc.

Okay. So electronics first, more Asia than anywhere else. And probably most of our growth, I’d say close to two-thirds, was more on the display side, things like OLED, AMOLED doing quite well. We’ve had a startup here in Korea for the largest cellphone manufacturer there.

And also had some pretty good activity in China for our electronics business. So I’d say that more of it tends to be more on the display side, but it’s going quite well for us there.

For packaged on the North American consolidation, and you’ve probably heard it, Laurence, I think in some other calls, things are getting expensive. You saw this quarter we really didn’t do any acquisitions. We still have our backlog. We’re still looking at opportunities. But we need to find a multiple that works for us on a synergy based return. And if it doesn’t reach our threshold, then we’ll pass.

So we’ll just have to see what happens there. But we do have opportunities in our backlog, but it’s got to be the right price and it’s got to be the right fit for us.

And then just on I guess packaged and merchant pricing. And you can see by region what we’re seeing. We did get some pricing in North America here. As inflation starts stepping up, hopefully that number will improve. Europe, still challenged to get some price and a little bit negative mix there. Asia, it’s mostly a helium and rare gas issue right now. Neon pricing, you probably heard, quite strong last year, not as strong this year. So those factors kind of play into that on the pricing in Asia.

So I’d say still an inflation story, kind of what you see on pricing around the world. And then we’ll just – we’ll have to find out where the CPIs of the world go here.

Laurence Alexander	Q
Analyst, Jefferies LLC

Okay. Great. Thanks.

Operator: Our next question comes from the line of P.J. Juvekar with Citi. Your line is now open.

P.J. Juvekar	Q
Analyst, Citigroup Global Markets, Inc.

Yes, hi. Good morning.

Matthew J. White	A
Senior Vice President & Chief Financial Officer, Praxair, Inc.

Hey, P.J.

P.J. Juvekar	Q
Analyst, Citigroup Global Markets, Inc.

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Praxair, Inc. (PX) Q1 2017 Earnings Call	27-Apr-2017

Matt, you mentioned that your packaged gas business has stabilized, maybe the gas part of it. How do you see that playing out in margins? And I know you don’t break out packaged gas margins every quarter, but roughly ballpark, what are margins today? And where do you think they can go if the business improves?

Matthew J. White	A
Senior Vice President & Chief Financial Officer, Praxair, Inc.

Well, yeah. I think just to state a couple things that I think you already know. But number one, packaged is, as a distribution business, has very good variable margins, but you’ve got a lot of SG&A and period costs, fixed costs that you need to distribute that product and touch it and get it around to its customers. So as any packaged volume recovers, it tends to be nicely accretive on a variable margin basis. And we obviously saw the reverse effect of that in the decline. So any recovery tends to be fairly good.

Gas is better. Since hardgoods we don’t have producer economics, we’re just a distributor, we don’t get the type economics that we would in gas, given that we go deeper in the supply chain. So it is something that can be nicely accretive. It’s something that on the rebound you can see kind of immediate effects on the business and effects to the overall organization.

So hopefully even stabilizing, we can stem the kind of decline, I’ll call it, in the margin. And each incremental cylinder sold or hardgood sold should help.

P.J. Juvekar	Q
Analyst, Citigroup Global Markets, Inc.

Okay. Thank you. And then secondly, on your backlog. Your backlog is at $1.5 billion with 80% of that in North America. So are you gaining more than your fair share in North America?

And then I noticed that you don’t have any projects in India where you always had a strong position. And your competitors this morning mentioned that they are gaining share in India. Was wondering if you can talk about that dynamic? Thank you.

Matthew J. White	A
Senior Vice President & Chief Financial Officer, Praxair, Inc.

Okay. I’ll start with India. We’re growing in India, kind of mid-single, high single digit, growing as planned. There are a few projects out there that we’re looking at and working on that I’ll call – are in our pre-backlog. But I don’t have any concerns on – if you would view it as share shift or anything in that regard in India. I think India has been a very focused area for us. It’s part that we have a strong position, and we expect to continue that.

As far as the Gulf, I mean these are projects that we’ve been working on in some cases for years. We have a strong infrastructure of both process and atmospheric gases. We’ve got a great team down there. And these are very, very long sales cycles. You’re working with the customer in some cases two years, possibly three years on potential projects. And you’ve just got to be very smart around how you allocate your time and which projects you focus your efforts towards.

And like I said we have a good team down there. They know what they’re doing. And I think they’ve really focused on the right projects with the best chance of success. And we’ve been winning them. And we expect that we’re going to win more. So we’ve been quite happy with that and more to come.

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Praxair, Inc. (PX) Q1 2017 Earnings Call	27-Apr-2017

P.J. Juvekar	Q
Analyst, Citigroup Global Markets, Inc.

Great. Thank you.

Operator: And our next question comes from the line of Steve Byrne with Bank of America. Your line is now open.

Steve Byrne	Q
Analyst, Bank of America Merrill Lynch

Yes. Thank you. Wanted to ask about the relative size of these two cost buckets, one being natural gas for syngas and [ph] hydrogen (36:50) and the other one being electrical power for ASUs. What’s the relative size of those two cost buckets? And is it fair to assume you pass-through the former and not the latter?

Matthew J. White	A
Senior Vice President & Chief Financial Officer, Praxair, Inc.

Well, yeah, Steve. I mean for the most part we pass through both, right? But as you could imagine, natural gas is more volatile on its pricing, number one, than say electrical power. Because electrical power, you tend to get long term contracts. There’s a blend of how they’re basically generated, could be nuclear, could be coal, could be natural gas. So the mill rates are more stable than natural gas.

And also our HyCO business, a much larger percentage of the revenues are actually the pass-through of energy. When you get into the ASUs, while electrical power is a component, it’s not as significant as what you’d find in the HyCO business.

So long story short, when you see our pass-through impact, the vast majority of it tends to be natural gas for the HyCO business. And as our HyCO business continues to grow, that number will become more relevant.

Now obviously dependent upon the type of contract you structure, if you do a tolling arrangement, it may not be as significant, where you’d never take ownership of the molecules versus say a full energy pass-through style. So depends on the contract style. But clearly more of that is nat gas for HyCO than I’d call it mill rates for the ASU side.

Steve Byrne	Q
Analyst, Bank of America Merrill Lynch

And you are able to pass through some of that electrical power contractually in your liquid business?

Matthew J. White	A
Senior Vice President & Chief Financial Officer, Praxair, Inc.

Yes. So liquid business, there’s a couple different mechanisms. Sometimes it’s strictly just straight contractual pass-through. Sometimes there are surcharging mechanisms. Or there are other various ways that those costs can be accounted for in your merchant.

But as you can imagine with every successive supply mode, the lags extend. So in an onsite it’s pretty much an immediate pass-through. With merchant you could have a few months’ lag. And with packaged you could have even more than a few months’ lag. So it’s just a matter of how far it reaches through that supply chain in terms of the timing that you actually recover it.

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Praxair, Inc. (PX) Q1 2017 Earnings Call	27-Apr-2017

Steve Byrne	Q
Analyst, Bank of America Merrill Lynch

And just real quickly any trends in the month of April that are different from what you saw in the March quarter, that might lead you to be a little more cautious than what your results suggested?

Matthew J. White	A
Senior Vice President & Chief Financial Officer, Praxair, Inc.

Not at this stage, no.

Steve Byrne	Q
Analyst, Bank of America Merrill Lynch

All right. Thank you.

Matthew J. White	A
Senior Vice President & Chief Financial Officer, Praxair, Inc.

Welcome.

Operator: And our next question comes from the line of John Roberts with UBS. Your line is now open.

John Roberts	Q
Analyst, UBS Securities LLC

Good morning.

Matthew J. White	A
Senior Vice President & Chief Financial Officer, Praxair, Inc.

Good morning.

John Roberts	Q
Analyst, UBS Securities LLC

You mentioned that you’re not going to be buying back stock here. How much share creep would we normally expect to see in a year for Praxair?

Matthew J. White	A
Senior Vice President & Chief Financial Officer, Praxair, Inc.

Well, I...

John Roberts	Q
Analyst, UBS Securities LLC

And when do you plan on adopting the new accounting standards around option expensing?

Matthew J. White	A
Senior Vice President & Chief Financial Officer, Praxair, Inc.

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Praxair, Inc. (PX) Q1 2017 Earnings Call	27-Apr-2017

Okay. So on the – we’ll start with share creep. I think the good news is, while we are not in the market, and kind of barred from the market, the ability to exercise options is also a bit limited, as you can imagine. So the amount of dilution that’s being created is also reduced, given the situation.

So I think, from that perspective, while we can’t buy back, I don’t expect as much dilution as in the past. There would probably be a little. But even if you look at this quarter, the share creep wasn’t that significant, because the activity wasn’t that significant to cause a dilution. So we’ll have to see. I can’t gauge a number, because it just depends upon when windows open or close. But hopefully, if a window opens, it’ll open a buyback as well.

As far as the accounting standard, we already adopted – if you’re referring to the one about how the treatment of taxes for share-based comp – that, we already pre-adopted. We had announced that, and that was in our quarterly results about two quarters, three quarters ago. So, assuming that that’s the one you’re talking about, that’s already been adopted. That actually caused our tax rate to be a little bit better here on a P&L basis, since those credits were re-classed, per the accounting requirement.

John Roberts	Q
Analyst, UBS Securities LLC

Thanks. And just to put some additional numbers maybe around the manufacturing recovery that you’re starting to see. On slide 15, you show the 6% sequential increase in manufacturing. What would be the normal seasonal increase? Like, how much of that 6% would be normal seasonality? Versus how much might be some recovery on top of that?

Matthew J. White	A
Senior Vice President & Chief Financial Officer, Praxair, Inc.

Well, both our U.S. packaged and our South American business normally see seasonal improvements. As I mentioned before, the extended holiday outages tend to make that happen. March usually is a stronger month in general for packaged anyways, especially given day count. And there was no Easter in this first quarter. It got pushed to second quarter.

So, look, it’s more of an art than a science. But I’d say it’s probably a little bit less than that 6%. I mean we clearly saw some recovery in the U.S. packaged on a sequential basis. So that’s helping to make that number a bit higher. So maybe there’s a couple percent there that are above and beyond what I’ll call normal seasonal. But that’s just more of a guess than something that we’ve got hard numbers for.

John Roberts	Q
Analyst, UBS Securities LLC

No, that’s helpful. Thank you.

Operator: And our next question comes from the line of Robert Koort with Goldman Sachs. Your line is now open.

Robert Andrew Koort	Q
Analyst, Goldman Sachs & Co.

Thank you. Matt, I was hoping you might size the decline in the oil and gas activity, either a sales or earnings basis, so we can sort of scope what the recovery might be out into the future?

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Praxair, Inc. (PX) Q1 2017 Earnings Call	27-Apr-2017

Matthew J. White	A
Senior Vice President & Chief Financial Officer, Praxair, Inc.

Sure. So I think Bob, at one point, if you want to call it the peak, maybe it wasn’t the peak. But our upstream energy business was probably as much as 5-plus percent, almost 6% of global sales. It tends to be higher margin business. You have a lot of merchant business there. You get better a packaged business to serve the oil patch. I’d say – and that’s direct. That’s more direct oil well service.

Clearly there’s an indirect portion that’s in the manufacturing side of things. And this does not really include that. So that number has pretty much plummeted to maybe 2% or less. And all that we have left is really what I’d characterize as sort of enhanced oil recovery, the onsite ones, where you’ll have, say, a large nitrogen plant in a massive field and you get paid a fixed fee.

The merchant piece is pretty much down. Mexico is down 80-plus percent; U.S., probably similar numbers, at least 70-plus percent; Canada is probably down by now 50%, and will drop again here this quarter. So, pretty dramatic decline.

As far as a recovery for us, we would need two things to happen. Number one, we need completions. So these things called DUCs, the drilled but uncompleted wells, we need them to go back and complete them. The drilling itself is not a big thing for us. It’ll help our packaged business, but it doesn’t help our oil well service business. So the completions is number one.

And then number two, when they do the completions, we need enhanced type of fluids. So these would be more foam fracs that have nitrogen in them, as opposed to 100% – what’s called slickwater, which is just all water.

So those are the two conditions. What you tend to find is, when oil price stays low, people go a little more hydrofracking. And then when the prices start rising, they’ll start to switch more to these foam fracs. So we’ll have to see. But a pretty significant impact, I’d say, as far as – at least almost 4% decline in our global sales.

Robert Andrew Koort	Q
Analyst, Goldman Sachs & Co.

Got it. Thanks very much.

Matthew J. White	A
Senior Vice President & Chief Financial Officer, Praxair, Inc.

Welcome.

Operator: And our next question comes from the line of Mike Harrison with Seaport Global. Your line is now open.

Michael J. Harrison	Q
Analyst, Seaport Global Securities LLC

Hi. Good morning.

Matthew J. White	A
Senior Vice President & Chief Financial Officer, Praxair, Inc.

Hey, Mike.

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Praxair, Inc. (PX) Q1 2017 Earnings Call	27-Apr-2017

Michael J. Harrison	Q
Analyst, Seaport Global Securities LLC

Matt, I was wondering if you can talk a little bit about the U.S. Gulf Coast bidding activity strength. Talk maybe about where Praxair’s advantages and disadvantages are as you look to get a strong return on winning bids. Are those advantages determined more by location or more by specific application and your engineering know-how?

Matthew J. White	A
Senior Vice President & Chief Financial Officer, Praxair, Inc.

Well, I mean it’s kind of all of the above. I mean obviously every major firm that’s competing, whether it’s a [ph] sale of plant or a sale of gas (45:44), they have capabilities. They have know-how. I think though, what we’re able to bring is a combination of all of them, right? We can bring relationships, we bring engineering, we bring know-how, and we bring an infrastructure. And a pretty good infrastructure of both hydrogen, CO, nitrogen, oxygen.

And the combination of those, plus our cavern asset, gives us really a strong proposition for not just a very good cost effective solution, but a very reliable solution. I mean you got to understand that when a potential customer wants to put anything from $0.5 billion to $3 billion into the ground, they need to make sure that what they call the utility island does not preclude them from running their assets, right? And whether that’s electrical systems, boiler feed water, hydrogen, or oxygen, it’s got to make it into their system so their assets run. And so that’s a very, very important part of the sell process.

And in addition our team has a lot of creative solutions, ideas on how to really leverage our asset base to give them the most cost effective solution.

So – and as you can imagine, Mike, it’s a lot of – especially on the processed gases, there are a lot of co-products, right? If you make hydrogen – or if you make CO, you’re going to make hydrogen. Clearly with oxygen comes nitrogen. So being able to leverage all those molecules with the right network also helps bring good solutions.

So like I said, our team does a very good job of that. And we’ve announced some nice wins here. And we feel pretty good about the future as well.

Michael J. Harrison	Q
Analyst, Seaport Global Securities LLC

And then I had a couple questions on Europe. Just still kind of trying to wrap my head around a 6% volume growth out of Europe. How much of that was from new projects contributing? How much was from Russia? And are you seeing any impact related to some of the higher power costs that one of your competitors was referring to?

Matthew J. White	A
Senior Vice President & Chief Financial Officer, Praxair, Inc.

Well, I’d say on projects, maybe it’s a couple percent of that number, mostly Port of Antwerp. We’re lapping some of the larger Russian ones, so the impact from Russia is smaller.

But like I said, when you look at especially our Southern Europe, it’s a lot of packaged, a lot of merchant. So you have some more resilient markets. And we’re just seeing better consumption in those gases for those particular markets. I mean it could be things like aquaculture in the food side, obviously beverage side. We just are seeing good progress there.

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Praxair, Inc. (PX) Q1 2017 Earnings Call	27-Apr-2017

We also are aligned with, as I mentioned in the prepared remarks, some of the highest, most competitive, most cost competitive customers. So the particular mills that we supply or the particular other chemical assets we supply are world-class in many, many cases and Europe included. And they run well and they run hard. So that’s what we’re seeing. And I think the volumes have been — they’ve been good. I mean I agree with you. I mean 6% Europe is not something we would have thought of even a year ago. But the team’s running quite well there.

Michael J. Harrison	Q
Analyst, Seaport Global Securities LLC

Thank you very much.

Matthew J. White	A
Senior Vice President & Chief Financial Officer, Praxair, Inc.

Welcome.

Operator: And our next question comes from the line of James Sheehan with SunTrust. Your line is now open.

James Sheehan	Q
Analyst, SunTrust Robinson Humphrey, Inc.

Thanks. Could you give us some more color on your merchant utilization rates in the major regions?

Matthew J. White	A
Senior Vice President & Chief Financial Officer, Praxair, Inc.

Yeah, sure, James. So U.S. we’re kind of running probably low 80s% right now. We’ve seen some improvements there as more and more merchant sales have been going on, so I think that’s good. Still have obviously capacity. But those have been picking up here. Brazil, while we’re probably running low 70s%, and that’s mostly LIN & LOX going into the more resilient markets. Argon is below 50%. Argon utilizations are quite poor in Brazil, given what’s going on.

Europe is trending up mid to high 70s%, given the volumes that we’re seeing there. And then Asia, it’s just a mix, dependent upon whether you’re China, India, or Korea. But all in you’re probably high 70s%, could be getting close to 80% there.

So I think the bottom line is we have capacity. But in the same token, we’re seeing the right direction. And it’s in line with kind of the trends we’re seeing of merchant in those geographies.

James Sheehan	Q
Analyst, SunTrust Robinson Humphrey, Inc.

Great. And how are you thinking about strategic options for PST down the line, perhaps after the Linde merger or even currently?

Matthew J. White	A
Senior Vice President & Chief Financial Officer, Praxair, Inc.

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Praxair, Inc. (PX) Q1 2017 Earnings Call	27-Apr-2017

Well, look, PST is an important segment for us. It’s running well. We have some very strong footprints in attractive markets with the leading customers. So we’re going to continue to support it. And we’re going to continue to give it everything it needs to be successful.

As far as any strategic decision in any form, that’s just something that will be evaluated in time. And that could be any business. But at this point we’re very happy with our PST business. And we’re going to continue to give it the resources it needs to succeed.

James Sheehan	Q
Analyst, SunTrust Robinson Humphrey, Inc.

Thank you.

Juan Pelaez	A
Director, Investor Relations, Praxair, Inc.

I think we have time for

Matthew J. White	A
Senior Vice President & Chief Financial Officer, Praxair, Inc.

Sure, I think we have time for one more question.

Operator: And our last question comes from the line of Don Carson with Susquehanna. Your line is now open.

Emily Wagner	Q
Analyst, Susquehanna Financial Group LLLP

Good morning. This is Emily Wagner on for Don. I guess just adding on to the prior question on utilization. What is needed to get industry operating rates above 80%? I mean we’ve been in an industrial recovery since 2009. But operating rates have been in the similar range during that time. So what macros really need to pick up to see that rise?

Matthew J. White	A
Senior Vice President & Chief Financial Officer, Praxair, Inc.

Sure, Emily. So clearly the numbers we’re giving relate to liquid capability for utilization, so the ability to make liquid. So that ignores whether you could be molecule constrained or distribution constrained. It’s just the liquefiers.

From that perspective there are pockets in the world where we’re running almost 100%. 100% is almost — it’s very, very difficult to maintain that. So clearly at full capacity you’re kind of running more like 90%, 95%. But there are also parts in the world we’re running lower.

So I would just say that merchant will drive that. People have made less and less onsite plants with merchant credits, given the environment we’ve been over the last few years. So I think capacity addition has been declining here just given the environment, given the lack of onsite opportunities, and given the current merchant pricing and utilizations over the last few years.

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Praxair, Inc. (PX) Q1 2017 Earnings Call	27-Apr-2017

So it should be a slow ramp. But it’s a ramp where you just need more merchant liquid demand. And we’ll see. But even in the heyday, kind of pre-2008, we were probably running maybe mid to high 80s% in the U.S. We never really got much higher than that. And that felt very, very stretched for our logistics team.

So to achieve 90%-plus on a consolidated basis is quite difficult frankly. Because you always have plants that are down or turn around. Or you might be converting merchant to a small onsite. So there are other ways to keep plants from being too utilized.

Emily Wagner	Q
Analyst, Susquehanna Financial Group LLLP

Thank you.

Matthew J. White	A
Senior Vice President & Chief Financial Officer, Praxair, Inc.

Welcome.

Juan Pelaez
Director, Investor Relations, Praxair, Inc.

Thank you again for participating in our first quarter earnings call. If you have any further questions, please feel free to reach out to me directly.

Operator: Ladies and gentlemen, thank you for participating in today’s conference. This does conclude the program. You may all disconnect. Everyone have a great day.

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Additional Information and Where to Find It

Should Praxair, Inc. (“Praxair”) and Linde AG (“Linde”) proceed with the proposed business combination transaction, Praxair and Linde expect that a newly formed holding company (“New Holdco”) will file a Registration Statement on Form S-4 or Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that will include (1) a proxy statement of Praxair that will also constitute a prospectus for New Holdco and (2) an offering prospectus of New Holdco to be used in connection with New Holdco’s offer to acquire Linde shares held by U.S. holders. When available, Praxair will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and a wholly-owned subsidiary of New Holdco, and New Holdco will distribute the offering prospectus to Linde shareholders in the United States in connection with New Holdco’s offer to acquire all of the outstanding shares of Linde. Should Praxair and Linde proceed with the proposed business combination transaction, Praxair and Linde also expect that New Holdco will file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”). There can be no assurance that a binding definitive agreement will be reached between Praxair and Linde, and the consummation of any binding transaction will be subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND PROPOSED OFFER IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other related documents filed by Praxair, Linde and New Holdco with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus (if and when it becomes available) and other documents relating thereto may also be obtained for free by accessing Praxair’s Web site at www.praxair.com. Following approval by the BaFin, the offer document will be made available at BaFin’s Web site at www.bafin.de. The offer document (if and when it becomes available) and other documents relating thereto may also be obtained for free by accessing Linde’s Web site at www.linde.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of New Holdco, Praxair or Linde. The final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by the BaFin and in documents that will be filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations. The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in Solicitation

Praxair, Linde, New Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Praxair’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Praxair in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus if and when it is filed with the SEC. Information regarding the directors and executive officers of Praxair is contained in Praxair’s Annual Report on Form 10-K for the year ended December 31, 2016 and its Proxy Statement on Schedule 14A, dated March 15, 2017, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Forward-looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s reasonable expectations and assumptions as of the date the statements are made but involve risks and uncertainties. These risks and uncertainties include, without limitation: the expected timing and likelihood of the entry into or the completion of the contemplated business combination with Linde AG, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals that could reduce anticipated benefits or cause the parties not to enter into, or to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer, including satisfying closing conditions; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that Praxair stockholders may not approve the proposed business combination agreement or that the requisite number of Linde shares may not be tendered in the public offer; the risk that the combined company may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; the performance of stock markets generally; developments in worldwide and national economies and other international events and circumstances; changes in foreign currencies and in interest rates; the cost and availability of electric power, natural gas and other raw materials; the ability to achieve price increases to offset cost increases; catastrophic events including natural disasters, epidemics and acts of war and terrorism; the ability to attract, hire, and retain qualified personnel; the impact of changes in financial accounting standards; the impact of changes in pension plan liabilities; the impact of tax, environmental, healthcare and other legislation and government regulation in jurisdictions in which the company operates; the cost and outcomes of investigations, litigation and regulatory proceedings; the impact of potential unusual or non-recurring items; continued timely development and market acceptance of new products and applications; the impact of competitive products and pricing; future financial and operating performance of major customers and industries served; the impact of information technology system failures, network disruptions and breaches in data security; and the effectiveness and speed of integrating new acquisitions into the business. These risks and uncertainties may cause actual future results or circumstances to differ materially from the GAAP or adjusted projections or estimates contained in the forward-looking statements. The company assumes no obligation to update or provide revisions to any forward-looking statement in response to changing circumstances. The above listed risks and uncertainties are further described in Item 1A (Risk Factors) in the company’s latest Annual Report on Form 10-K filed with the SEC which should be reviewed carefully. Please consider the company’s forward-looking statements in light of those risks.